UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 8, 2024

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release dated October 8, 2024, providing an update concerning the planned expansion of the capacity of the Company’s data center in Finland.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release dated October 8, 2024, providing an update concerning the planned expansion of the capacity of the Company’s data center in Finland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: October 8, 2024	By:	/s/ John Boynton
John Boynton
Chairman of the Board

3